Exhibit 1.4

For Immediate Release

CDC Corporation Reports Robust Growth for
Full Year 2005 and Fourth Quarter 2005

Hong Kong, Beijing, Atlanta, April 12, 2006- CDC Corporation (NASDAQ: CHINA) focused on enterprise software, through its CDC Software subsidiary, and on mobile applications and online games through its China.com Inc. (“China.com”) subsidiary today announced its financial results for the fourth quarter and full year ended December 31, 2005.

HIGHLIGHTS

•	Total revenue for full year 2005 was US$245.0 million, up 34.1% from US$182.7 million in full year 2004. Total revenue for Q4 2005 was US$62.3 million, up 13.0% from US$55.1 million in Q4 2004.

•	Total revenue from CDC Software for full year 2005 was US$201.8 million, up 33.8% from US$150.8 million in full year 2004. Total CDC Software revenue for Q4 2005 was US$50.6 million, up 2.1% from US$49.6 million in Q4 2004.

•	Total revenue from China.com for full year 2005 was US$43.2 million, up 35.6% from US$31.9 million in full year 2004. Total China.com revenue for Q4 2005 was US$11.7 million, up 112.7% from US$5.5 million in Q4 2004.

•	Adjusted EBITDA** for Q4 2005 was US$5.4 million with full year Adjusted EBITDA** of US$13.0 million.

•	GAAP net income for Q4 2005 was US$1.0 million, with a full year GAAP net loss of US$3.9 million.

•	Non-GAAP* net cash and cash equivalents, net of total debt, increased by US$5.2 million to US$217.7 million as of December 31, 2005 due to strong cash flow contribution from operations.

“Our fourth quarter operating results reflect the success of our strategic review which realigned our leaner, organization to focus intently on our core business units, CDC Software and China.com,” said Peter Yip, CEO of CDC Corporation and Executive Chairman of CDC Software.

Mr. Yip continued, “Solid growth in China.com, provides us with momentum for strong growth in organic earnings in 2006. Additionally, CDC Software’s specialization in selected industries and accelerating expansion of international markets has once again resulted in record revenues for the business. The new management team is in place and has the experience and drive needed to realize our full potential. We believe transformational corporate events, including continued targeted acquisitions, and our plans to have CDC Software become a standalone company in the coming twelve to eighteen months, will help unlock shareholder value in 2006.”

“I am very pleased with the completion of the strategic review, resulting in a leaner and more focused company going forward.” said John Clough, Executive Committee Chairman of the CDC Corporation Board of Directors and the Vice Chairman of the Board for CDC Software. “On behalf of the board, I express our gratitude for the commitment and passion of the management throughout strategic review. We also thank Steven Chan for serving as the Acting CEO and we warmly welcome the return of Mr. Yip to his CEO role. We all look forward to his leadership and vision guiding the company to future success.”

REVENUE SUMMARY

Q4 2005 vs. Q4 2004
Total Q4 2005 revenues were US$62.3 million, an increase of 13.0% from US$55.1 million in Q4 2004. The increase in revenues was due to higher recorded MVAS revenue as a result of overall growth in the business and a change in accounting treatment and strong performance from our consulting and services business.

CDC Software
Total software revenues in Q4 2005 were US$50.6 million, an increase of 2.1% from US$49.6 million in Q4 2004. Consulting and services revenues were US$24.8 million in Q4 2005, an increase of 8.4% from US$23.8 million in Q4. Software license revenues were US$10.2 million in Q4 2005, down 5.6% from US$10.8 million in Q4 2004. Maintenance revenues were US$14.6 million in Q4 2005, down 2.7% from US$15 million in Q4 2004.

Revenues for the quarter were an all-time high as growth in revenues for the business unit was led by the addition of 75 new customers during the quarter. New customers accounted for 39% of total software license revenues for the quarter, one of the highest percentages in the enterprise software industry. Continued strong sales of new software products to existing customers, and maintenance retention rates exceeding 90%, indicate a high degree of customer satisfaction and continued growth in overall maintenance revenues. CDC Software continued to see healthy expansion of the business and strong demand for industry-specific applications in financial services, home building, food and beverage life sciences and pharmaceuticals.

During the quarter, the Americas contributed 52.5% of total software and consulting and services revenues, Europe the Middle East and Africa, 28.3% and Asia Pacific, 19.2%. The balance of revenues globally indicates a proven ability to deliver solutions in all geographies. Key geographies targeted for rapid growth in 2006 include Eastern Europe, Latin America, Asia Pacific and specifically Greater China.

China.com
Total revenues for China.com during Q4 2005 were US$11.6 million, an increase of 111.6% from US$5.5 million in Q4 2004. Total MVAS revenue for Q4 2005 was US$8.7 million, representing 74.4% of total revenues for China.com. The remaining 25.6% of China.com’s revenues were attributable to its Internet and media businesses.

Full Year 2005 vs. Full Year 2004
Total revenues for the twelve months ended December 31, 2005 were US$245.0 million, an increase of 34.0% from US$182.7 million in 2004.

CDC Software
Total software revenues in 2005 were US$201.8 million, an increase of 33.8% from US$150.8 million in 2004. During 2005, the Americas contributed 49.6% of total software and consulting and services revenues, Europe Middle East and Africa contributed 30.3%, and Asia Pacific contributed 20.1%.

China.com
Total revenues for China.com in 2005 were US$43.2 million, an increase of 35.6% from US$31.9 million in 2004. Total MVAS revenue in 2005 was US$34.4 million, representing 79.6% of total revenues for China.com. The remaining 20.4% of China.com’s revenues were attributable to its Internet and media businesses.

KEY DEVELOPMENTS

In line with the company’s growth strategy to broaden market reach through acquisitions, in Q1 2006, CDC Software acquired the assets of JRG, a leading provider of on-demand supply chain solutions for planning and scheduling, delivered as Software as a Service (SaaS). Along with current applications already delivered on-demand via SaaS, the company expects to announce additional applications during 2006.

Also in Q1 2006, CDC Software purchased the IT consulting services business of Horizon companies which offers outsourced information technology professional services in the US and Canada, utilizing India-based resources. Horizon’s specialization in financial services, life sciences and manufacturing is closely aligned to the industry-specific solutions from CDC Software.

CDC Software is continuing with its bid to acquire Onyx Software and broaden its portfolio of vertically-specialized Customer Relationship Management (CRM) offerings. CDC Software continues to believe that, despite recent disappointments in financial performance, Onyx has sound products and happy customers. As part of CDC Software, Onyx can significantly improve its financial and solution delivery performance, much like the company has demonstrated with Pivotal over the last 2 years.

BALANCE SHEET

The balance sheet at December 31, 2005 included non-GAAP cash, cash equivalents and short term investments, net of debt, of US$217.7 million, an increase of approximately US$5.2 million, or 2.4% from September 30, 2005 due to strong cash flow from operations.

OUTLOOK FOR 2006

Q1 2006
Within CDC Software and for the quarter ending March 31, 2006 the company expects revenues to be in the range of US$52.3 million to US$52.6 million, an increase of approximately 12% over the same period a year ago. Adjusted EBITDA** is expected to range from US$4.1 million to US$4.2 million, an increase of approximately 272% over the same period a year ago.

Historically, Q1 is a slow quarter for vendors in the enterprise software industry. We are very pleased to report growing revenues for Q1 of 2006 for CDC Software. This healthy revenue growth in the first quarter will provide a solid start for CDC Software in 2006.

Full Year 2006

		2006 Full Year	Approximate
(millions of USD except per share data)	2005 actual	Guidance	Change %
CDC Corporation
Revenue	245.0	283.0 – 290.0	16%
Non-GAAP Net Income	15.8	30.9 to 32.1	96%
Adjusted EBITDA	13.0	29.9 to 31.2	130%
Non-GAAP Net Income per Diluted Share	$0.1416	$0.2824	99%

CDC Software
Revenue	202.0	225.0 to 230.0	11%
Non-GAAP Net Income	14.6	27.1 to 28.3	86%
Adjusted EBITDA	11.7	24.7 to 26.1	111%

###

Editor Notes
Technology Abbreviations: 1) MMS: Multimedia Messaging Service, 2) IVR: Interactive Voice Response, 3) WAP: Wireless Application Protocol, 4) SMS: Short Message Service, 5) MMORPG: Massive Multi-player Online Role Playing Games, 6) MVAS: Mobile Value Added Services.

• Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. All references to Non-GAAP in this press release should be read in conjunction with the more detailed financial statements included at the end of this press release. Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

• Adjusted EBITDA
Adjusted EBITDA excludes interest income and expenses, taxes, depreciation, amortization of acquired intangible assets, restructuring charges and stock based compensation expenses.

The company currently believes that the unaudited quarterly and full year financial information included herein is representative of 2005 full year audited results as audited by the company’s independent registered public accounting firm, Ernst & Young and China.com Inc.’s independent registered public accounting firm, Deloitte Touche Tohmatsu. However, adjustment to the Q4 2005 and 2005 financial information may be identified when the 2005 full year audit work is completed which could result in changes which may need to be made to the company’s preliminary Q4 2005 and full year 2005 unaudited financial information set forth in this press release. At this current time, the company does not expect such changes to be material. Final audit issues are currently being resolved between company’s auditors, Ernst & Young and Deloitte Touche Tohmatsu who were newly retained to audit the 2005 results of the company’s China.com Inc. The 2005 audited consolidated financial statements and related notes will be included in the company’s Annual Report on Form 20-F for the year ending December 31, 2005.

Conference Call
The company’s senior management will host a conference call for financial analysts and investors, today, Wednesday, April 12, 2006 at 9:00 am EDT (For Asian participants, this is 9:00 pm Hong Kong time on April 12, 2006).

USA-based Toll Free Number: +1 877 692 2592
US Toll Number: +1 973 582 2700
Passcode: 7262851
Call Leader: Scot McLeod

Webcast:
http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=78433&eventID=1296865

Instant Replay
For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.cdccorporation.net under INVESTOR RELATIONS or via Instant Replay by calling INTERNATIONAL Toll Number: +1 973-341-3080, US and CANADA Toll Free Number: +1 877-519-4471, Passcode: 7262851. The instant replay will be available until May 1, 2006.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website http://www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues, non-GAAP net income, adjusted EBITDA earnings, non-GAAP net income per share and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These forward-looking further include statements relating to the effect on the financial results of the company resulting from the strategic evaluation of its businesses and the measures taken in connection therewith, market acceptance of CDC Software products, the ability of the marketing strategy to cross-sell products and services toward niche consumer groups across platforms to increase mobile services revenues, the mobile applications business, ability to transform from a SMS focused service provider to a provider of a more balanced portfolio of services on other platforms, expectations of revenue gains and growth in the mobile services business as the company rolls out more Advanced Mobile Products, and expected growth in the number of users for the Yulgang online game. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions including JRG, Horizon and 17game in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful Advanced Mobile Products; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s software products and services; (k) continued commitment to the deployment of the enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; and (p) the ability to successfully consummate potential acquisitions such as Onyx Software. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Investor Relations
Craig Celek, VP Investor Relations
Tel : 1 (212) 661 2160
Fax : 1 (646) 827 2421
e-mail : craig.celek@cdccorporation.net

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Three months ended,	Three months ended,
	December 31, 2004	December 30, 2005		GAAP
	(audited)	(unaudited)	GAAP variance	%
Revenues
Software	39,386	40,973	1,587	4%
Business services	10,232	9,676	(556)	-5%
Mobile services and applications	2,826	8,554	5,728	203%
Internet and media	2,674	3,083	409	15%

	55,118	62,286	7,168	13%

Cost of revenues
Software	(14,113)	(16,045)	(1,932)	14%
Business services	(6,525)	(5,819)	706	-11%
Mobile services and applications	(119)	(2,732)	(2,613)	2196%
Internet and media	(1,033)	(1,393)	(360)	35%

	(21,790)	(25,989)	(4,199)	19%

Gross profit	33,328	36,297	2,969	9%
Gross margin %	60%	58%
Selling, general and administrative expenses	(23,206)	(25,526)	(2,320)	10%
Research and development expenses	(4,668)	(5,860)	(1,192)	26%
Depreciation and amortization expenses	(3,291)	(4,186)	(895)	27%
Restructuring expenses	(373)	(523)	(150)	40%

	(31,538)	(36,095)	(4,557)	14%

Operating incomess)	1,790	202	(1,588)	-89%
Interest income	1,871	1,614	(257)	-14%
Interest expense	(360)	(192)	168	-47%
Gain on disposal of available-for-sale securities	(179)	63	242	n/a
Impairment of available-for-sale securities	—	—	—	n/a
Gainss) on disposal of subsidiaries and investments	734	501	(233)	-32%
Share of losses in equity investees	(350)	(322)	28	-8%

Incomess) before income taxes	3,506	1,866	(1,640)	-47%
Income taxes expenses	(4,517)	(751)	3,766	-83%

Incomesses) before minority interests	(1,011)	1,115	2,126	-210%
Minority interests in income of consolidated subsidiaries	964	—	(964)	n/a

Incomesses) from continuing operations	(47)	1,115	1,162	n/a

Discontinued operations
Income/(loss) from operations	(48)	(69)	(21)	44%
Loss from disposals	(665)	—	665	n/a

Net incomesses)	(760)	1,046	1,806	n/a

Basic earnings/(losses) per share	(0.0069)	0.0094	0.0163	n/a

Diluted earnings/(losses) per share	(0.0069)	0.0093	0.0162	n/a

Weighted average number of shares	110,781,552	111,057,539
Diluted number of shares	110,781,552	111,942,184
Reconciliation from GAAP results to non-GAAP results:
GAAP net income/(loss)	(760)	1,046	1,806	-238%
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	125	10	(115)	-92%
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	2,169	3,361	1,192	55%
Add back stock compensation expenses related to the acquisition of subsidiaries	462	312	(150)	-32%
Add back deferred tax impact related to acquisition of subsidiaries	2,941	491	(2,450)	-83%
Add back restructuring expenses	373	523	150	40%
Add back litigation settlement	—	—	—	n/a
Net income — non-GAAP	5,310	5,743	433	8%

Basic earnings per share — non-GAAP	0.0479	0.0517	0.0038	8%

Note: Within CDC Corporation’s Consolidated Statement of Operations all of CDC Software’s results are now reflected in two segments, Software and Business Services. The company has moved two Australian database marketing businesses into the Business Services segment from the prior Advertising and Marketing Activities segment. Within CDC Corporation’s Consolidated Statement of Operations all of China.com Inc.’s results are now reflected in two segments, Mobile Services and Applications and Internet and Media which was renamed from the original Advertising and Marketing Activities segment. Internet and Media is now comprised of the company’s Portal and its Singapore-based publishing business, TTG. China.com Inc’s online games business, which is accounted for using the equity method and is not consolidated, is not currently a segment. Due to the equity accounting treatment, online games revenues are not reflected in the company’s consolidated revenues. However, under Hong Kong GAAP the unit consolidates the online games business and revenues and it is reported as a segment in China.com Inc.’s Hong Kong GAAP financial statements

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

		Twelve months
	Twelve months ended,	ended,
	December 31, 2004	December 30, 2005	GAAP	GAAP
	(audited)	(unaudited)	variance	%
Revenues
Software	107,879	159,164	51,285	48%
Business services	42,927	42,673	(290)	-1%
Mobile services and applications	23,694	34,389	10,695	45%
Internet and media	8,173	8,847	674	8%
Other income	10	—	(10)	-100%

	182,683	245,037	62,354	34%

Cost of revenues
Software	(43,240)	(62,381)	(19,141)	44%
Business services	(28,076)	(26,985)	1,091	-4%
Mobile services and applications	(4,597)	(14,300)	(9,703)	211%
Internet and media	(3,319)	(4,335)	(1,016)	31%

	(79,232)	(108,001)	(28,769)	36%

Gross profit	103,451	137,036	33,585	32%
Gross margin %	57%	56%
Selling, general and administrative expenses	(80,342)	(101,954)	(21,612)	27%
Research and development expenses	(13,825)	(21,325)	(7,500)	54%
Depreciation and amortization expenses	(12,276)	(16,162)	(3,886)	32%
Restructuring expenses	(3,387)	(1,256)	2,131	-63%

	(109,830)	(140,697)	(30,867)	28%

Operating incomess)	(6,379)	(3,661)	2,718	-43%
Interest income	9,653	7,684	(1,969)	-20%
Interest expense	(1,895)	(1,175)	720	-38%
Gain on disposal of available-for-sale securities	167	525	358	n/a
Impairment of cost investments and available-for-sale securities	(372)	—	372	n/a
Gainss) on disposal of subsidiaries and investments	892	483	(409)	-46%
Share of losses in equity investees	(308)	(1,593)	(1,285)	417%

Incomess) before income taxes	1,758	2,263	505	29%
Income taxes expenses	(7,541)	(4,574)	2,967	-39%

Incomesses) before minority interests	(5,783)	(2,311)	3,472	-60%
Minority interests in income of consolidated subsidiaries	(1,119)	(1,520)	(401)	n/a

Incomesses) from continuing operations	(6,902)	(3,831)	3,071	n/a

Discontinued operations
Income/(loss) from operations	(610)	(47)	563	-92%
Loss from disposals	(950)	(3)	947	n/a

Net incomesses)	(8,462)	(3,881)	4,581	n/a

Basic earnings/(losses) per share	(0.0799)	(0.0349)	0.0450	n/a

Diluted earnings/(losses) per share	(0.0799)	(0.0349)	0.0452	n/a

Weighted average number of shares	105,898,392	111,085.657
Diluted number of shares	105,898,392	111,801.386
Reconciliation from GAAP results to non-GAAP results:
GAAP net income/(loss)	(8,462)	(3,881)	4,581	-54%
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	2,453	564	(1,889)	-77%
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	9,800	12,994	3,194	33%
Add back legal and professional expenses on stock offering	1,344	—	(1,344)	-100%
Add back stock compensation expenses related to the acquisition of subsidiaries	1,834	1,421	(413)	-23%
Add back deferred tax impact related to acquisition of subsidiaries	5,575	3,238	(2,337)	-42%
Add back restructuring expenses	3,388	1,256	(2,132)	-63%
Add back litigation settlement	1,613	242	(1,371)	-85%
Net income — non-GAAP	17,545	15,834	(1,711)	-10%

Basic earnings per share — non-GAAP	0.1657	0.1425	(0.0231)	-14%

Note: Within CDC Corporation’s Consolidated Statement of Operations all of CDC Software’s results are now reflected in two segments, Software and Business Services. The company has moved two Australian database marketing businesses into the Business Services segment from the prior Advertising and Marketing Activities segment. Within CDC Corporation’s Consolidated Statement of Operations all of China.com Inc.’s results are now reflected in two segments, Mobile Services and Applications and Internet and Media which was renamed from the original Advertising and Marketing Activities segment. Internet and Media is now comprised of the company’s Portal and its Singapore-based publishing business, TTG. China.com Inc’s online games business, which is accounted for using the equity method and is not consolidated, is not currently a segment. Due to the equity accounting treatment, online games revenues are not reflected in the company’s consolidated revenues. However, under Hong Kong GAAP the unit consolidates the online games business and revenues and it is reported as a segment in China.com Inc.’s Hong Kong GAAP financial statements

CDC Corporation
Reconciliation of EPS to Non-GAAP EPS
April 12, 2006

Reconciliation from EPS to Non-GAAP EPS:	4Q 2004	4Q 2005
EPS	(0.0069)	0.0094
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	0.0011	0.0001
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	0.0196	0.0303
Add back stock compensation expenses related to the acquisition of subsidiaries	0.0042	0.0028
Add back deferred tax impact related to acquisition of subsidiaries	0.0265	0.0044
Add back restructuring expenses	0.0034	0.0047
Add back litigation settlement	-	—
Non-GAAP EPS	0.0479	0.0517

Reconciliation from EPS to Non-GAAP EPS:	2004	2005
Basic earningssses) per share	(0.0799)	(0.0349)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	0.0232	0.0051
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	0.0925	0.1170
Add back legal and professional expenses on stock offering	0.0127	—
Add back stock compensation expenses related to the acquisition of subsidiaries	0.0173	0.0128
Add back deferred tax impact related to acquisition of subsidiaries	0.0526	0.0291
Add back restructuring expenses	0.0320	0.0113
Add back litigation settlement	0.0152	0.0022
Non-GAAP EPS	0.1657	0.1425

CDC Corporation
Reconciliation of GAAP results to Adjusted EBITDA
April 12, 2006

Reconciliation from GAAP results to Adjusted EBITDA:	4Q 2004	4Q 2005
GAAP net income/(loss)	(760)	1,046
Less interest income	(1,871)	(1,614)
Add interest expense	360	192
Add stock compensation expense	462	339
Add restructuring expenses	373	523
Add depreciation and amortization expenses	3,291	4,186
Add income taxes expenses	4,517	751
Adjusted EBITDA	6,372	5,423

Reconciliation from GAAP results to Adjusted EBITDA:	2004	2005
GAAP net income/(loss)	(8,462)	(3,881)
Less interest income	(9,653)	(7,684)
Add interest expense	1,895	1,175
Add stock compensation expense	2,057	1,421
Add restructuring expenses	3,387	1,256
Add depreciation and amortization expenses	12,276	16,162
Add income taxes expenses	7,541	4,574
Adjusted EBITDA	9,041	13,023

CDC Corporation
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	December 31,
	2004	December 31, 2005
	(audited)	(unaudited)	Variance	%

ASSETS
Current assets:
Cash and cash equivalents	110,206	93,691	(16,515)	-15%
Restricted cash	3,886	2,086	(1,800)	-46%
Accounts receivable	43,521	46,753	3,232	7%
Deposits, prepayments and other receivables	10,012	9,117	(895)	-9%
Available-for-sale debt securities	94,259	23,114	(71,145)	-75%
Restricted debt securities	75,780	11,838	(63,942)	-84%
Available-for-sale equity securities	527	663	136	26%
Deferred tax assets	502	591	89	18%
Property held for sale	2,992	0	(2,992)	n/a
Total current assets	341,685	187,853	(153,832)	-45%
Loan receivables	25,000	25,000	—	0%
Interest receivables	878	1,628	750	85%
Property and equipment, net	7,617	5,995	(1,622)	-21%
Goodwill	189,552	190,461	909	0%
Intangible assets	81,121	73,885	(7,236)	-9%
Investment in equity investees	4,016	5,594	1,578	39%
Investments under cost method	220	220	—	0%
Restricted debt securities	0	20,432	20,432	n/a
Available-for-sale debt securities	9,900	92,763	82,863	n/a
Deferred tax assets	0	3	3	n/a
Other assets	4,342	4,306	(36)	-1%
Total assets	664,331	608,140	(56,191)	-8%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,697	12,286	(1,411)	-10%
Other payables	4,219	3,089	(1,130)	-27%
Purchase consideration payable	14,728	1,229	(13,499)	-92%
Accrued liabilities	36,875	32,768	(4,579)	-12%
Accrued pension liability	910	876	(34)	-4%
Short-term loans	52,215	26,249	(25,966)	-50%
Long-term bank loans, current portion	11,566	0	(11,566)	-100%
Deferred revenue	34,261	35,845	1,584	5%
Income tax payable	2,532	2,587	55	2%
Deferred tax liabilities	0	0	—	n/a
Total current liabilities	171,003	114,457	(56,546)	-33%
Deferred tax liabilities	4,696	4,046	(650)	-14%
Other liabilities	322	439	117	36%
Accrued pension liability	1,477	797	(680)	-46%
Minority interests	46,002	49,118	3,116	7%
Shareholders’ equity:
Share capital	28	28	—	0%
Additional paid-in capital	673,476	676,003	2,527	0%
Treasury stock	(4,067)	(4,032)	35	-1%
Accumulated deficits	(227,355)	(231,236)	(3,881)	2%
Accumulated other comprehensive income	(1,251)	(1,480)	(229)	18%
Total shareholders’ equity	440,831	439,283	(1,548)	0%
Total liabilities and shareholders’ equity	664,331	608,140	(56,191)	-8%

Number of outstanding shares	110,893,180	111,364,999

Reconciliation of GAAP Cash and Cash Equivalents
To Non-GAAP Cash and Cash Equivalents:

	Q3 2005	Q4 2005
(In US$ Thousands)
Cash and cash equivalents	76,781	93,691
Add restricted cash	3,738	2,086
Add debt securities	158,325	148,147
Less total debt	-26,367	-26,249

Non-GAAP cash and cash equivalents, net of total debt	212,477	217,675